UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Verso Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92531L207
(CUSIP Number)

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 03, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,645,772.11*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,645,772.11*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,645,772.11*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.94%**
14	TYPE OF REPORTING PERSON PN

* Includes (1) 1,416,592 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P. and (2) 177,659 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 229,180.11 shares of Class A Common Stock of the Issuer.

** This calculation is based on 33,300,769.11 shares of Common Stock of the Issuer, comprising of (1) 33,071,589 shares outstanding as of February 19, 2021, as disclosed on the Issuer’s Form 10-K filed with the SEC on March 1, 2021, and (2) 177,659 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 229,180.11 shares.

1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,645,772.11*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,645,772.11*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,645,772.11*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.94%**
14	TYPE OF REPORTING PERSON PN

* Includes (1) 1,416,592 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P., and (2) 177,659 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 229,180.11 shares of Class A Common Stock of the Issuer.

** This calculation is based on 33,300,769.11 shares of Common Stock of the Issuer, comprising of (1) 33,071,589 shares outstanding as of February 19, 2021, as disclosed on the Issuer’s Form 10-K filed with the SEC on March 1, 2021, and (2) 177,659 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 229,180.11 shares.

1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,645,772.11*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,645,772.11*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,645,772.11*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.94%**
14	TYPE OF REPORTING PERSON CO

* Includes (1) 1,416,592 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P., and (2) 177,659 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 229,180.11 shares of Class A Common Stock of the Issuer.

** This calculation is based on 33,300,769.11 shares of Common Stock of the Issuer, comprising of (1) 33,071,589 shares outstanding as of February 19, 2021, as disclosed on the Issuer’s Form 10-K filed with the SEC on March 1, 2021, and (2) 177,659 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 229,180.11 shares.

1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,750,932.11*
	8	SHARED VOTING POWER 250,000**
	9	SOLE DISPOSITIVE POWER 1,750,932.11*
	10	SHARED DISPOSITIVE POWER 250,000**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,932.11
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01%***
14	TYPE OF REPORTING PERSON IN

* Includes (1) 1,416,592 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P., (2) 177,659 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 229,180.11 shares of Class A Common Stock of the Issuer, (3) 160 shares of Class A Common Stock of the Issuer held in a UTMA account for the benefit of Alfred Hale Hoak of which Mr. J. Hale Hoak serves as custodian, (4) 25,000 shares of Class A Common Stock of the Issuer held by The Hoak Foundation, of which Mr. J. Hale Hoak serves as investment manager, (5) 40,000 shares of Class A Common Stock of the Issuer held in Mr. J. Hale Hoak’s personal trading account at Merrill Lynch and (6) 40,000 shares of Class A Common Stock of the Issuer held by Hale Hoak Child’s Trust.

** Includes 250,000 shares of Class A Common Stock of the Issuer held by Nancy Hoak 2020 GRAT Agreement, of which Mr. J. Hale Hoak serves as co-trustee.

*** This calculation is based on 33,300,769.11 shares of Common Stock of the Issuer, comprising of (1) 33,071,589 shares outstanding as of February 19, 2021, as disclosed on the Issuer’s Form 10-K filed with the SEC on March 1, 2021, and (2) 177,659 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 229,180.11 shares.

1	NAME OF REPORTING PERSONS James M. Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,996,194.11*
	8	SHARED VOTING POWER 250,000 **
	9	SOLE DISPOSITIVE POWER 1,996,194.11*
	10	SHARED DISPOSITIVE POWER 250,000**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,246,194.11
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.75%***
14	TYPE OF REPORTING PERSON IN

* Includes (1) 1,416,592 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P., (2) 177,659 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 229,180.11 shares of Class A Common Stock of the Issuer (2) 325,422 shares of Class A Common Stock of the Issuer held in the James M. Hoak Jr. IRA and (3) 25,000 shares of Class A Common Stock of the Issuer held by The Hoak Foundation, of which Mr. James M. Hoak serves as president.

** Includes 250,000 shares of Class A Common Stock of the Issuer held by Nancy Hoak 2020 GRAT Agreement, of which Mr. James M. Hoak serves as co-trustee.

*** This calculation is based on 33,300,769.11 shares of Common Stock of the Issuer, comprising of (1) 33,071,589 shares outstanding as of February 19, 2021, as disclosed on the Issuer’s Form 10-K filed with the SEC on March 1, 2021, and (2) 177,659 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 229,180.11 shares.

1	NAME OF REPORTING PERSONS Hale Hoak Child’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 40,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* This calculation is based on 33,300,769.11 shares of Common Stock of the Issuer, comprising of (1) 33,071,589 shares outstanding as of February 19, 2021, as disclosed on the Issuer’s Form 10-K filed with the SEC on March 1, 2021, and (2) 177,659 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 229,180.11 shares.

1	NAME OF REPORTING PERSONS The Hoak Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON CO

* This calculation is based on 33,300,769.11 shares of Common Stock of the Issuer, comprising of (1) 33,071,589 shares outstanding as of February 19, 2021, as disclosed on the Issuer’s Form 10-K filed with the SEC on March 1, 2021, and (2) 177,659 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 229,180.11 shares.

1	NAME OF REPORTING PERSONS Nancy Hoak 2020 GRAT Agreement
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 250,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* This calculation is based on 33,300,769.11 shares of Common Stock of the Issuer, comprising of (1) 33,071,589 shares outstanding as of February 19, 2021, as disclosed on the Issuer’s Form 10-K filed with the SEC on March 1, 2021, and (2) 177,659 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 229,180.11 shares.

This Amendment No. 1 to Schedule 13D ( the “First Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on December 31, 2020 (the “Original 13D” and together with the First Amendment, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original 13D.

This First Amendment is being filed for the purpose of reporting an increase in the percentage of the class of securities beneficially owned by the reporting persons and the related updates and amendments to the Schedule 13D as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read in its entirety as follows:

“The total amount of funds used for the purchase of Common Stock by HPE was $21,410,111.59. The total amount of funds used for the purchase of warrants of the Issuer by HPE was $186,058.15. Hoak Management and Hoak & Co do not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by HPE. Each of James M. Hoak and J. Hale Hoak may also be deemed to beneficially own the Common Stock owned by HPE. The total amount of funds used for the purchase of the Common Stock reported by (i) the Trust was $371,299.86, (ii) the Foundation was $187,204.08 and (iii) the GRAT was $3,028,798.02. James M. Hoak may also be deemed to beneficially own the Common Stock owned by the Foundation and the GRAT and J. Hale Hoak may also be deemed to beneficially own the Common Stock owned by the Trust, the Foundation and the GRAT. The total amount of funds used for the purchase of the remaining Common Stock reported by (i) James Hoak was $4,206,702.15 (all such 325,422 shares held in the James M. Hoak, Jr. IRA) and (ii) J. Hale Hoak was $430,948.20 (40,000 shares held personally by J. Hale Hoak and 160 shares held in a UTMA account for the benefit of Alfred Hale Hoak (Mr. J. Hale Hoak’s son) of which Mr. J. Hale Hoak serves as custodian).”

Item 5.	Interest in Securities of the Issuer.

Item 5(a), 5(b), 5(c) and 5(d) are hereby amended and restated to read in their entirety as follows:

“

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D/A nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D/A.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D/A nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has
(i)	sole power to vote or direct the vote

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c)	Schedule A hereto sets forth all transactions in the Common Stock within the past 60 days by any Reporting Person. All such transactions were effected on the open market. Also see Item 6 with respect to put option contracts. Except for the transactions set forth on Schedule A or Item 6, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.

(d)
(i)	HPE owns directly the shares of Common Stock reported in this Schedule 13D to be owned by HPE and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock. Hoak Management, Hoak & Co, Mr. J. Hale Hoak and Mr. James M. Hoak (“Hoak Investors”) each may be deemed to have the power to vote and to direct the vote (and the power to dispose or direct the disposition of ) the shares of Common Stock reported with respect to HPE in this Schedule 13D (HPE directly and the Hoak Investors indirectly). The Hoak Investors disclaim beneficial ownership of any shares of Common Stock owned by HPE. HPE, Hoak Management and Hoak & Co (collectively, the “Hoak Entities”) disclaims beneficial ownership of any shares of Common Stock owned by the other Reporting Persons.
(ii)	James M. Hoak has the power to vote and to direct the vote (and the power to dispose or direct the disposition of) the other shares of Common Stock reported with respect to Mr. James M. Hoak in this Schedule 13D. James M. Hoak disclaims beneficial ownership of any shares of Common Stock owned by the Hoak Entities, J. Hale Hoak, the Foundation or the GRAT.
(iii)	J. Hale Hoak has the power to vote and to direct the vote (and the power to dispose or direct the disposition of) the shares of Common Stock reported with respect to Mr. J. Hale Hoak in this Schedule 13D. J. Hale Hoak disclaims beneficial ownership of any shares of Common Stock owned by the other Reporting Persons.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read in its entirety as follows:

“On January 08, 2021, HPE sold 600 put option contracts expiring in July 16, 2021 which provide that HPE will be required to purchase additional shares of Common Stock at a price of $12.50 if the counterparty thereto exercises such put options.”

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement, dated March 4, 2021, by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co, James M. Hoak, J. Hale Hoak, The Hoak Foundation, Hale Hoak Child’s Trust and the Nancy Hoak 2020 GRAT Agreement.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	March 04, 2021

Hoak Public Equities, L.P. By: Hoak Fund Management, L.P., its general partner By: Hoak & Co., its general partner By: /s/ J. Hale Hoak J. Hale Hoak President	Hoak Fund Management, L.P. By: Hoak & Co., its general partner By: /s/ J. Hale Hoak J. Hale Hoak President

The Hoak Foundation By: /s/ J. Hale Hoak J. Hale Hoak, its investment manager	Hale Hoak Child’s Trust By: /s/ J. Hale Hoak J. Hale Hoak, Trustee
Hoak & Co. By: /s/ J. Hale Hoak J. Hale Hoak President	James M. Hoak By: /s/ James M. Hoak James M. Hoak
J. Hale Hoak By: /s/ J. Hale Hoak J. Hale Hoak	Nancy Hoak 2020 GRAT Agreement By: /s/ J. Hale Hoak J. Hale Hoak, Co-Trustee By: /s/ James M. Hoak James M. Hoak, Co-Trustee

Schedule A

Transactions – Last 60 Days

Hoak Public Equities, L.P.

Date	Symbol	Transaction	Shares	Price Per Share
1/6/2021	VRS	Purchase	20,116	$11.7106
1/12/2021	VRS	Purchase	21,342	$12.3760
1/13/2021	VRS	Purchase	1,475	$12.2347
1/14/2021	VRS	Purchase	100	$12.2250
1/14/2021	VRSZW	Purchase	1,900	$1.0000
1/15/2021	VRS	Purchase	200	$12.4575
1/21/2021	VRS	Purchase	2,758	$12.4964
1/25/2021	VRS	Purchase	10,594	$12.7477
1/26/2021	VRS	Purchase	12,577	$12.4934
1/27/2021	VRS	Purchase	33,210	$12.4720
1/28/2021	VRS	Purchase	18,126	$12.4998
1/29/2021	VRSZW	Purchase	11,923	$1.0000
1/29/2021	VRSZW	Purchase	107,236	$1.0000
2/3/2021	VRSZW	Purchase	56,600	$1.0000
2/22/2021	VRS	Purchase	27,725	$12.4775
2/25/2021	VRS	Purchase	10,000	$12.5000
3/1/2021	VRS	Purchase	15,030	$12.3989
3/2/2021	VRS	Purchase	8,053	$12.5000
3/3/2021	VRS	Purchase	5,402	$12.4342
3/4/2021	VRS	Purchase	100,000	$12.4217

Hale Hoak Child’s Trust

Date	Symbol	Transaction	Shares	Price Per Share
1/6/2021	VRS	Purchase	5,000	$11.7400
2/25/2021	VRS	Purchase	10,000	$12.5000

James M. Hoak

Date	Symbol	Transaction	Shares	Price Per Share
1/27/2021	VRS	Purchase	7,362	$12.5000
1/28/2021	VRS	Purchase	25,884	$12.5000
1/29/2021	VRS	Purchase	53,042	$12.0600

J. Hale Hoak

Date	Symbol	Transaction	Shares	Price Per Share
1/27/2021	VRS	Purchase	464	$12.5000
1/28/2021	VRS	Purchase	1,629	$12.5000
1/29/2021	VRS	Purchase	6,854	$11.9000
3/4/2021	VRS	Purchase	4,880	$12.3500